Mail Stop 4561

October 14, 2008

James F. Voelker
Chief Executive Officer
InfoSpace, Inc.
601 108th Avenue N.E., Suite 1200
Bellevue, WA 98004

        Re: InfoSpace, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2007
                 Filed February 25, 2008
                 File No. 000-25131
                 Definitive Proxy Statement
                 Filed April 1, 2008
                 Form 10-Q for Fiscal Quarter Ended June 30, 2008
                 Filed August 6, 2008

Dear Mr. Voelker:

        We have reviewed your filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K filed February 25, 2008

Business, page 3

1.   Please tell us what consideration was given to more fully discussing the material terms of your business relationships with Yahoo! and Google in light of the fact that these customers each accounted for more than 10% of your net revenue for

fiscal 2007. See Item 101(c)(1)(vii) of Regulation S-K. Further, please provide us with your analysis as to why you are not substantially dependent upon the relationships with Yahoo! and Google for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

We also note that, as discussed in your Form 10-Q for the second quarter, Google and Yahoo! jointly accounted for 95% or more of your online search revenues in both the second and first quarters of 2008 and each accounted for more than 10% of your revenues in the same periods.

Intellectual Property, page 5

2.   You indicate that your success depends significantly upon your technology and intellectual property rights. To the extent that you are significantly dependent on one or more of your patents, you should discuss the duration of these current patents. See Item 101(c)(1)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

3.   You indicate that since the sale of your mobile and directory businesses your revenues have been derived exclusively from online search products and services. The "Overview" section of your next quarterly report, and subsequent filings thereafter, should identify and disclose the known trends, events, demands, commitments and uncertainties associated with focusing solely on your online search business, including uncertainties in connection with reducing the size of your business and changing your business model with corresponding effects regarding competition, consumer adoption and demand for your products and services. Refer to Release No. 33-8350.

Definitive Proxy Statement

4.   We are unable to locate your Compensation Committee Interlock discussion as required by Item 407(e)(4) of Regulation S-K. Please advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please address questions to Michael Johnson, Staff Attorney, at (202) 551-3477. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (425) 201-6150
        Alejandro C. Torres, Esq.
        Senior Vice President and General Counsel
        InfoSpace, Inc.